Gaotu TECHEDU INC.

5F, Gientech Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

October 11, 2023

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gaotu Techedu Inc. (the “Company”)

Report of Foreign Issuer on Form 6-K Filed February 28, 2023

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Response Dated July 13, 2023

File No. 001-38923

Dear Mr. Parker, Mr. Stringer and Ms. Wirth:

This letter sets forth the Company’s response to the comments contained in the letter dated September 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 6-K filed with the Commission on February 28, 2023 (the “Form 6-K”), the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on July 13, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 6-K or the 2022 Form 20-F.

Response Dated July 13, 2023

Cash Flows through Our Organization

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

1.
We note your response to comment 5 and we reissue it in part. Please provide a cross-reference to the condensed consolidating schedule in addition to the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash Flows through Our Organization

……

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided loans of RMB195.8 million, RMB6,248.2 million and RMB303.2 million (US$44.0 million), respectively, to our subsidiaries, and received repayments of nil, RMB706.9 million and RMB100.0 million (US$14.5 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See the condensed consolidating schedule for the VIE and other entities in “—Financial Information Related to the VIE” and our audited consolidated financial statements and their related notes included in this annual report beginning on page F-1.”

If the PRC government finds that the agreements that establish the structure for operating certain of our operations ...

2.
We note your proposed amended disclosure in response to comment 11, specifically the portion that states that "... we could be subject to severe penalties or be forced to relinquish our interests in those operations." Please revise to replace with the fact that your securities may decline in value or become

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if ~~these regulations or the interpretation of existing regulations change in the future~~ the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, ~~we could be subject to severe penalties or be forced to relinquish our interests in those operations~~ our securities may decline in value or become worthless.

……

If the government of mainland China deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if ~~these regulations or the interpretation of existing regulations change or are interpreted differently in the future~~ the determinations, changes or interpretations result in our inability to assert contractual control over the assets of our subsidiaries in mainland China or the VIE that conduct our operations, ~~we could be subject to severe penalties or be forced to relinquish our interests in those operations~~our securities may decline in value or become worthless. Any of these events could cause significant disruption to our business operations and severely damage our reputation, subject us to severe penalties or cause us to be forced to relinquish our interests in those operations, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. This could result in a loss of investor confidence in the reliability of our financial conditions, which in turn could cause our ordinary shares and ADSs to decline in value or become worthless.”

Item 3. Key Information

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

3.
We note your proposed amended disclosure in response to comment 3. Please provide your proposed amended structure chart that includes dashed lines without arrows to depict relationships with the VIE. Additionally, identify here the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Finally, please confirm that other than the ownership noted in footnote 1, all other entities are 100% owned as shown in the structure chart.

In response to the Staff’s comment, the Company undertakes to revise the diagram of its organizational structure as follows by using dashed lines without arrows to depict the relationship with the VIE, subject to future updates to the organizational structure. The Company also confirms that, other than Beijing Gaotu as noted in footnote (1) of the diagram, all other entities as showed in the diagram of its organizational structure are 100% owned by the Company. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with the VIE

Gaotu Techedu Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with ~~it’s~~ the VIE, namely Gaotu Education Technology Co., Ltd., or Beijing Gaotu, and its subsidiaries based in mainland China. The following diagram illustrates our corporate structure, including our subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

Gaotu Techedu Inc.
(Cayman Islands)
BaiJiaHuLian HK Holdings Limited
("BaiJiaHuLian HK")
Offshore
Onshore
Wuhan Yuexuebang Network Technology Co., Ltd.
("Wuhan Yuexuebang")
Beijing Lexuebang Network Technology Co., Ltd.
("Beijing Lexuebang")
Beijing Yuexuebang Network Technology Co., Ltd.
("Beijing Yuexuebang")
Gaotu Education Technology Group Co., Ltd.
("Beijing Gaotu")(1)
Shanghai Chuxuebang Network Technology Co., Ltd.
("Shanghai Chuxuebang")
Beijing GaoTuYunFan Technology Co., Ltd.
Beijing GaoTuChengXi Travel Service Co., Ltd.
Beijing Jiazi Technology Co., Ltd.
Changsha GaoTuYunJi Educational Technology Co., Ltd.
Shanghai GaoTuYunJi Education Technology Co., Ltd.
Shanxi GaoTuYunJi Education Information Co., Ltd.
Zhengzhou GaoTuYunJi Education Technology Co., Ltd.
Xi'an GaoTuYunJi Education Technology Co., Ltd.
Taiyuan GaoTuYunJi Education Technology Co., Ltd.
Wuhan GaoTuYunJi Education Technology Co., Ltd.
Zhejiang GaoTuYunJi Education Technology Co., Ltd.
Anhui Genshuixue Education Technology Co., Ltd.
Nachang GaoTuYunJi Education Technology Co., Ltd.
Jiangsu GaoTuYunJi Education Technology Co., Ltd.
Tianjin GenShuiXue Education Technology Co., Ltd.
Beijing GaoTuYunJi Education Technology Co., Ltd.
Beijing GaoTuJiaPin Technology Co., Ltd.
Guangzhou GaoTu Technology Co., Ltd.
Chengdu GaoTuYunJi Education Technology Co., Ltd.
Guangzhou XingHuo Online Computer Technology Co., Ltd.
Chengdu GaoTuXingHui Technology Training School Co., Ltd.
Guangdong XingZhiHuo Online Training Center

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

Note:

(1) Shareholders of Beijing Gaotu and their respective shareholdings in Beijing Gaotu and relationship with our company are Larry Xiangdong Chen (98.28%), chairman of our board of directors and our chief executive officer, and Bin Luo (1.72%), our employee.

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) mainland China subsidiaries and (ii) the VIE, namely Beijing Gaotu, and its subsidiaries based in mainland China. By purchasing the ADSs, you are purchasing interests in our Cayman Island holding company, as opposed to interests in our mainland China subsidiaries or the VIE and its subsidiaries based in mainland China. ~~This holding company structure~~The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in certain operating companies. In particular, t~~T~~he laws and regulations of mainland China prohibit, restrict ~~and~~or impose conditions on foreign direct investment in certain operating companies involved in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE where laws and regulations in Chinese mainland prohibit, restrict or impose restrictions on direct foreign investment in the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 100% of our total revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE, namely Beijing Gaotu, and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIE in mainland China.”

Our Holding Company Structure and Contractual Arrangements with the VIE

4.
We note your proposed amended disclosure in response to comment 2 and we reissue it. Please disclose that the VIE structure provides unique risks to investors and disclose that Chinese law prohibits direct foreign investment in the operating companies. We also note your proposed statement that "laws and regulations in Chinese mainland restricts direct foreign investment." Please tell us whether the characterization of "restricts" or "prohibits" is appropriate in the case of your business in the context of the Negative List.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. With respect to the characterization of “restricts” or “prohibits” in the context of the Negative List, the Company respectfully advises the Staff that based on the advice of its PRC legal counsel, Tian Yuan Law Firm, the Company confirms that direct foreign investment in certain of the Company’s businesses is prohibited and foreign investment in certain of the Company’s businesses is restricted by the Negative List, given the fact that the Company through the VIE is involved in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Pursuant to the Negative List, foreign investors cannot invest in the prohibited fields as specified, and foreign investors who invest in the restricted fields must comply with specific requirements on the shareholding percentage, senior management personnel and so forth. In particular, foreign investors are restricted from owning more than 50% of the equity interests in companies engaged in internet content business, value-added telecommunication-based online marketing business or mobile application distribution business in mainland China, and foreign investors are prohibited from investing in companies engaged in audio and video services in mainland China. In addition, the Company respectfully proposes to additionally add “prohibit” following “restrict” in the referenced statement as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 7:

“Our Holding Company Structure and Contractual Arrangements with the VIE

. . .

Gaotu Techedu Inc. is a Cayman Islands holding company with operations primarily conducted through (i) mainland China subsidiaries and (ii) the VIE, namely Beijing Gaotu, and its subsidiaries based in mainland China. By purchasing the ADSs, you are purchasing interests in our Cayman Island holding company, as opposed to interests in our mainland China subsidiaries or the VIE and its subsidiaries based in mainland China. ~~This holding company structure~~The VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China prohibit, restrict or impose conditions on foreign direct investment in operating companies of certain industries. In particular, t~~T~~he laws and regulations of mainland China prohibit, restrict ~~and~~or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

impose conditions on foreign direct investment in certain operating companies involved in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE where laws and regulations in Chinese mainland prohibit, restrict or impose restrictions on direct foreign investment in the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE.”

Permissions Required from the PRC Authorities for Our Operations

5.
We note that your proposed disclosure in response to comment 8. Please state whether you relied on the opinion of counsel with respect to any permissions or approvals that are or may be required by the CSRC, CAC, or any other governmental agency. If not, please state as much and explain why such an opinion was not obtained.

The Company respectfully submits to the Staff that, it relied on the advice of its PRC legal counsel, Tian Yuan Law Firm, with respect to the Company’s proposed disclosure about permissions or approvals that may be required by the CSRC, CAC, or any other governmental agency.

Summary of Risk Factors

6.
We note your proposed amended disclosure in response to comment 9. Please revise to specifically note that the Chinese government may intervene or influence your operations at any time. Also, please specifically note that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Doing Business in China

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
October 11, 2023

~~The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.~~ We conduct our business primarily in mainland China, and our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government may intervene or influence our operations at any time. The PRC government may take regulatory actions to exert more oversight and control over offerings conducted overseas and/or foreign investment in mainland China-based issuers, ~~our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment,~~ which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors ~~could be significantly limited or completely hindered~~ and cause the value of such securities ~~could~~ to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.””

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries, including the online private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors~~,~~ and cause the value of such securities to significantly~~our ordinary shares and ADSs may~~ decline ~~in value~~ or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

* * *

If you have any additional questions or comments regarding the Form 6-K or the 2022 Form 20-F, please contact the undersigned at shennan@gaotu.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Sincerely yours,

Gaotu Techedu Inc.

By: /s/ Nan Shen

Name: Nan Shen

Title: Chief Financial Officer

cc: Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP